UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

April 30, 2020

(Date of Report (Date of earliest event reported))

MOGULREIT II, Inc.

(Exact name of issue as specified in its charter)

Maryland		81-5263630
(State or other jurisdiction		(I.R.S. Employer
of incorporation or organization)		Identification No.)

10780 Santa Monica Blvd, Suite 140
Los Angeles, CA, 90025
(Full mailing address of
principal executive offices)

(877) 781-7153

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

On April 30, 2020, we issued an investor communication discussing the current market in light of the coronavirus outbreak and the potential impact on our offering. The text of the communication is set forth below.

Dear Investor,

First and foremost, we send our best wishes to you and yours and hope you are staying healthy and safe through this challenging time.

The purpose of this communication is to provide an update on the current Net Asset Value (NAV) per share and Offering Price for MogulREIT II.

NAV per share:

As of March 31, 2020, NAV per share for MogulREIT II decreased from $10.42 per share to $9.77 per share. The decrease is reflective of the novel coronavirus (COVID-19) crisis impacting both public and private capital markets and underlying asset valuations. COVID-19’s effect on the public markets has been volatile and immediate, as evidenced by 20%+ moves in the S&P 500 index within just the last three months. While the private markets can be slower to react and reflect the economic toll of the pandemic, there is no doubt that commercial property owners and multifamily operators specifically are feeling the negative impact in the short term.

As referenced in our most recent update, specific to the multifamily assets in MogulREIT II, our efforts are focused on resident safety and balance sheet management. We have conservatively shifted our business plans at the property level to shore up cash positions for a potential prolonged disruption to rent collection. We’ve also considered refinance options for all assets where feasible and cost efficient from a prepayment penalty standpoint. Two of our portfolio assets (Clover and Plano Portfolio) have already successfully refinanced and returned substantial capital this year, allowing MogulREIT II to capitalize on a low interest rate environment and monetize value creation to date at both assets.

As a result, we believe MogulREIT II has ample cash availableto capitalize on new opportunities. We will continue to maintain higher than normal cash reserves as a conservative measure given the unknown impact of the pandemic, but we are actively looking for attractive or distressed valuations for properties in the market. Underlying property investments in MogulREIT II are long term in nature, and we believe in the ability of the portfolio to overcome the near-term impact to the NAV per share.

Offering Price:

Historically MogulREIT II has offered its shares at a price per share of the greater of $10.00 or the most recently announced NAV per share. Given the unprecedented level of disruption and ongoing uncertainty caused by the pandemic, and after carefully considering the impact of COVID-19 on our portfolio, we have determined that it is in the best interests of our shareholders to change the offering price per share to equal $9.77, our most recently announced NAV per share. This calculation of our offering price per share shall remain in effect until further notice. The price per share pursuant to our distribution reinvestment plan will equal our most recently announced NAV per share and any repurchases of shares made pursuant to our share repurchase program will be made at the most recent NAV per share (less any applicable discounts, as set forth in the Offering Circular).

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Looking forward:

As mentioned, MogulREIT II will be actively seeking opportunities for new acquisitions with a specific focus on distressed or discounted asset pricing. MogulREIT II has no portfolio level leverage, which we feel puts us in a conservative position to weather what could potentially be a longer term storm. The majority of the MogulREIT II portfolio is in workforce housing, a product type that historically has shown resiliency due to its affordability in times of economic distress. Our current portfolio stands defensively oriented to absorb COVID-19’s detrimental impact, and we are hopeful about new opportunities that may arise due to the market dislocation.

We thank you for entrusting your capital with us, and we will continue to apply our strict discipline and investment oversight on your behalf. If you have any questions, please feel free to reach out to our Investor Relations teams at 646-921-8716.

Thank you,

The RealtyMogul Team

/s/Jilliene Helman	/s/ Eric Levy
Jilliene Helman	Eric Levy
Chief Executive Officer, Chief Financial Officer and Secretary	Portfolio Manager

Forward-Looking Statements

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Current Report on Form 1-U.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOGULREIT II, INC.

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer, Chief Financial Officer, President, and Secretary

By:	/s/ Eric Levy
Name:	Eric Levy
Title:	Portfolio Manager
Date:	April 30, 2020

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